# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eagle Nuclear Energy Corp., CIK 0002089283
CUSIP: 269710109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, Nevada (NV), 89511
Date of event which requires filing of this statement: 02/24/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001843474

## Reporting persons
- Spring Valley Acquisition Sponsor II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On February 24, 2026, the aggregate amount beneficially owned by the Sponsor was 11,830,468 shares of Common Stock, consisting of (i) 2,408,335 shares of Common Stock held directly by the Sponsor and (ii) 9,422,133 shares of Common Stock the Sponsor had the right to acquire upon exercise of Warrants. As of the date hereof, the Sponsor no longer beneficially owns any securities of the Issuer.
- Supercycle Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,027,655; sole dispositive power 0; shared dispositive power 3,027,655; aggregate amount beneficially owned 3,027,655 (9.8% of the class)
  Comment: The aggregate amount beneficially owned by Supercycle Holdings LLC ("Supercycle") includes (i) 1,712,525 of the Issuer's shares of Common Stock (the "Common Stock") held by Supercycle and (ii) 1,315,130 shares of the Issuer's Common Stock Supercycle has the right to acquire upon exercise of warrants at a price of $11.50 per share (the "Warrants"). The percentage of the shares of Common Stock reported beneficially owned by Supercycle is based on 29,579,313 shares of Common Stock outstanding as of April 24, 2026, as reported in the Issuer's 424(b)(4) Prospectus, filed by the Issuer with the SEC on April 24, 2026. As more fully described in Item 4, the foregoing number of shares of Common Stock that may be issued pursuant to Warrants and the percentage of Common Stock beneficially owned gives effect to a 9.8% blocker (the "9.8% Blocker").
- Sorrells Christopher Dixon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,027,655; sole dispositive power 0; shared dispositive power 3,027,655; aggregate amount beneficially owned 3,027,655 (9.8% of the class)
  Comment: (1) Reflects beneficial ownership as of the date hereof. On February 24, 2026, the aggregate amount beneficially owned by Mr. Sorrells was 11,830,468 shares, consisting of (i) 2,408,335 shares of Common Stock held directly by Spring Valley Acquisition Sponsor II, LLC (the "Sponsor") and (ii) 9,422,133 shares of Common Stock the Sponsor had the right to acquire upon exercise of the Warrants. On April 24, 2026, the Sponsor distributed all of its shares of Common Stock and Warrants to its members, including 1,712,525 shares of Common Stock and 6,699,917 Warrants to Supercycle, which Mr. Sorrells controls.
  
  (2) As of the date hereof, the aggregate amount beneficially owned by Mr. Sorrells consists of (i) 1,712,525 shares of Common Stock held directly by Supercycle and (ii) 1,315,130 shares of Common Stock Supercycle has the right to acquire upon exercise of the Warrants. The percentage of the shares of Common Stock reported beneficially owned by Mr. Sorrells is based on 29,579,313 shares of Common Stock outstanding as of April 22, 2026, as reported in the Issuer's 424(b)(4) Prospectus, filed by the Issuer with the SEC on April 24, 2026. As more fully described in Item 4, the foregoing number of shares of Common Stock that may be issued pursuant to Warrants and the percentage of Common Stock beneficially owned gives effect to the 9.8% Blocker.

## Item 1. Issuer
Name of issuer: Eagle Nuclear Energy Corp.
Address of issuer's principal executive offices: 5470 Kietzke Lane, Suite 300, Reno, NV 89511

## Item 2. Person Filing
Name of person filing: This statement is filed by Spring Valley Acquisition Sponsor II, LLC (the "Sponsor"), Christopher Sorrells, and Supercycle Holdings LLC ("Supercycle" and, collectively, the "Reporting Persons"). Each of the Sponsor and Supercycle is controlled by Mr. Sorrells. Accordingly, all of the securities held by the Sponsor and Supercycle may be deemed to be beneficially held by Mr. Sorrells and have shared voting and dispositive power over such securities.
Address of principal business office or, if none, residence: 4030 Maple Avenue, Suite 500 Dallas, TX 75219
Citizenship: With respect to the Reporting Persons, each of the Sponsor and Supercycle was formed under Delaware law, and Mr. Sorrells is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Items 6 through 9 and 11 of each of the cover page to this Schedule 13G are incorporated herein by reference. As of the date hereof, the Sponsor no longer beneficially owns any Common Stock. As of February 24, 2026, each of the Sponsor and Mr. Sorrells may have been deemed the beneficial owner of 11,830,468 shares of Common Stock, consisting of (i) 2,408,335 shares of Common Stock held directly by the Sponsor and (ii) 9,422,133 shares of Common Stock the Sponsor had the right to acquire upon exercise of the Warrants. As of the date hereof, the Sponsor does not beneficially own any Common Stock as it transferred all of its securities to its members, including a portion to Supercycle.

As of April 24, 2026, each of Supercycle and Mr. Sorrells may be deemed the beneficial owner of 3,027,655 Ordinary Shares, consisting of (i) 1,712,525 shares of Common Stock held directly by Supercycle and (ii) 1,315,130 shares of Common Stock that may be issued to Supercycle upon exercise of Warrants. Such amount does not include 5,384,787 Warrants to purchase 5,384,787 shares of Common Stock. The Warrants include a blocker provision under which Supercycle does not have the right to exercise the Warrants to the extent (but only to the extent) that such exercise would result in beneficial ownership by Supercycle, together with the Supercycle's affiliates, including Mr. Sorrells, and any other persons acting as a group together with Supercycle or any of the Supercycle's affiliates, of more than 9.8% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of such Warrants. The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. Each Reporting Person disclaims beneficial ownership of the securities, except to the extent of its or his pecuniary interest in such securities, if any.
Percent of class:
As of February 24, 2026, each of Mr. Sorrells and the Sponsor may have been deemed the beneficial owner of approximately 30.3% of the Common Stock outstanding. This percentage is based on (i) 29,580,033 shares of Common Stock outstanding as of February 24, 2026, as reported on the Issuer's Form 8-K filed with the Commission on March 2, 2026, and (ii) 2,408,335 shares of Common Stock held directly by the Sponsor and 9,422,133 shares of Common Stock the Sponsor had the right to acquire upon exercise of Warrants.

As of April 24, 2026, each of Mr. Sorrells and Supercycle may be deemed the beneficial owner of approximately 9.8% of the Common Stock outstanding. This percentage is based on 29,579,313 shares of Common Stock outstanding as of April 22, 2026, as reported in the Issuer's 424(b)(4) Prospectus, filed by the Issuer with the SEC on April 24, 2026, and gives effect to the 9.8% Blocker.
Sole power to vote or to direct the vote:
Supercycle Holdings LLC : 0

Christopher Sorrells: 0

Spring Valley Acquisition Sponsor II, LLC: 0
Shared power to vote or to direct the vote:
Supercycle Holdings LLC : 3,027,655

Christopher Sorrells: 3,027,655

Spring Valley Acquisition Sponsor II, LLC: 0
Sole power to dispose or to direct the disposition:
Supercycle Holdings LLC : 0

Christopher Sorrells: 0

Spring Valley Acquisition Sponsor II, LLC: 0
Shared power to dispose or to direct the disposition:
Supercycle Holdings LLC : 3,027,655

Christopher Sorrells: 3,027,655

Spring Valley Acquisition Sponsor II, LLC: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Spring Valley Acquisition Sponsor II, LLC: /s/ Christopher Sorrells, Christopher Sorrells, Manager (04/28/2026)
- Supercycle Holdings LLC: /s/ Christopher Sorrells, Christopher Sorrells, Manager (04/28/2026)
- Sorrells Christopher Dixon: /s/ Christopher Sorrells, Christopher Sorrells (04/28/2026)